15049035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015
194

SEC FILE NUMBER
8-67832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKBROOK CAPITAL LLC
Muzinich Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ludwig — 212-888-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place	Dix Hills	NY	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Ludwig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ParkBrook Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

Fin Op

Title

SUZANNE J. CUNNINGHAM
Notary Public, State of New York
No. 01CU6107908
Qualified in New York County
Commission Expires April 12, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
ParkBrook Capital LLC

We have audited the accompanying statement of financial condition of ParkBrook Capital LLC as of December 31, 2014. This financial statement is the responsibility of ParkBrook Capital LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of ParkBrook Capital LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

February 25, 2015

PARKBROOK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 25,850
Prepaid expenses	869
Total Assets	**$ 26,719**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 6,149
Member's Equity	20,570
Total Liabilities and Member's Equity	**$ 26,719**

See accompanying auditors' report and notes to financial statements.

PARKBROOK CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 - Summary of Significant Accounting Policies

ParkBrook Capital LLC, (the "Company"), was organized September 2007 and became a registered broker-dealer on June 2, 2008. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was formed to provide private placement services to its clients in connection with various financing transactions.

As a limited liability company, members of the Company shall not be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a member. The Company shall continue in perpetuity unless the Company is dissolved and its affairs wound up upon the occurrence of certain events defined in the limited liability company operating agreement.

On December 31, 2014, ownership of the entity was changed. The majority member purchased the 10% interest owned by the minority member.

Revenue Recognition

The Company recognizes revenue upon the placement of private financing transactions for its clients when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

Effective after the acquisition by the majority member, of the interest from the minority member, the Company became a single member limited liability company. Therefore, the Company is classified as a disregarded entity for income tax purposes. As such, there is no provision for Federal and State income taxes as the income or loss of the Company is included in the income tax return of the sole member.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company believes it is no longer subject to Federal, State or other taxing jurisdiction income tax examination for years prior to 2011.

Note 2 - Related Party Transactions

The Company has an administrative services agreement with an affiliate who at December 31, 2014 is the sole member of the Company. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing and allocate them to the Company. Pursuant to the agreement, such allocation is treated as a capital contribution by the member.

The Company shares office space with its affiliate and rental charges are included in the administrative services agreement.

The sole member will provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

Note 3 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $17,976 which exceeded the required minimum net capital by $12,976. Aggregate indebtedness at December 31, 2014 totaled $6,149 and the ratio of aggregate indebtedness to net capital was .34 to 1.

Note 5 - Subsequent Events

On January 13, 2015, Parkbrook Capital LLC changed its name to Muzinich Capital LLC. Muzinich Capital LLC is currently in the process of applying to FINRA under Rule 1017 to expand its current business lines in order to act as a marketer of certain 1940 Act Investment Company public funds sponsored and advised by Muzinich & Co., Inc, the sole member. The application is currently in the fast-track process at FINRA and is expected to receive approval before the end of Q1 2015.